ENHANCED CASH SURRENDER VALUE RIDER

This rider is attached to and part of Your policy. It is issued in consideration of the policy application and based on Our current underwriting guidelines. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the same as the Policy Date. There is no initial cost to purchase this rider, however, Your Policy Value will be impacted because a higher current asset based charge will be deducted from your Policy Value as compared to a policy issued without this rider. This higher current asset based charge will continue even if this rider terminates.
ENHANCED CASH SURRENDER VALUE RIDER BENEFIT
Subject to this rider’s Limitations and Conditions provision, If You surrender the policy in full while this rider is part of the policy, We will pay You the Net Policy Value plus the Enhanced Cash Surrender Value Rider Benefit. The Enhanced Cash Surrender Value Rider Benefit is an amount equal to the applicable Additional Amount shown in the table on the Data Pages multiplied by the Enhancement Factor shown on the Data Pages.
LIMITATIONS AND CONDITIONS
The rider benefit amount will not be available for:

1.	full policy surrenders related to a replacement or an exchange made under Internal Revenue Code Section 1035, as amended;

2.	surrender during the Right To Examine Policy period;

3.	partial surrenders; or

4.	policy loans.
TERMINATION
This rider terminates on the first of:

1.	the termination of Your policy;

2.	Your assignment of the policy, except as in item 3 stated below; or

3.	any change of ownership of the policy unless You inform Us and provide evidence at the time of the change that:

a.	the change of ownership is due to a merger, consolidation, or acquisition of Your assets unless the successor owner of the policy was Your wholly owned subsidiary on the date the ownership changed; or

b.	the successor owner of Your policy is a trust established by You for the purposes of providing employee benefits.
REINSTATEMENT
This rider may be reinstated as part of Your policy if this rider was part of Your policy at the end of the Grace Period as described in the Grace Period provision of the policy and if all conditions for reinstatement of Your policy are met. If this rider is reinstated, Policy Year Of Full Surrender for the rider benefit shall be based on the Policy Date.
Principal Life Insurance Company Des Moines, Iowa 50392-0001

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